Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

HOOKIPA PHARMA INC.

(Pursuant to Section 242 of the General Corporation Law of the State of Delaware)

HOOKIPA Pharma Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”), does hereby certify as follows.

1.            The name of this corporation is HOOKIPA Pharma Inc. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on February 15, 2017.

2.            This Certificate of Amendment of Amended and Restated Certificate of Incorporation was duly adopted by the board of directors and the stockholders of the Corporation in accordance with the applicable provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

3.            Article IV of the Amended and Restated Certificate of Incorporation is hereby amended by inserting into Article IV immediately before the first sentence therein the following:

“Effective as of 5:00 p.m. Eastern Time, on July 9, 2024 (the “Effective Time”), each ten (10) shares of the Common Stock issued immediately prior to the Effective Time (the “Old Common Stock”) shall be reclassified and combined into one validly issued, fully paid and non-assessable share of the Corporation’s common stock, $0.0001 par value per share (the “New Common Stock”), without any action by the holder thereof (the “Reverse Stock Split”), with a proportionate reduction in the authorized number of shares of Common Stock and without increasing or decreasing the authorized number of shares of Class A Common Stock or Preferred Stock. No fractional shares of New Common Stock shall be issued as a result of the Reverse Stock Split and, in lieu thereof, upon surrender after the Effective Time of a certificate or book entry position which formerly represented shares of Old Common Stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of New Common Stock as a result of the Reverse Stock Split, following the Effective Time, shall be entitled to receive a cash payment equal to the fraction of a share of New Common Stock to which such holder would otherwise be entitled multiplied by the closing price per share of the New Common Stock on The Nasdaq Capital Market at the close of business on the date of the Effective Time. Each certificate that theretofore represented shares of Old Common Stock shall thereafter represent that number of shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified and combined; provided, that each person holding of record a stock certificate or certificates that represented shares of Old Common Stock shall receive, upon surrender of such certificate or certificates, a new certificate or certificates evidencing and representing the number of shares of New Common Stock to which such person is entitled under the foregoing reclassification and combination. The Reverse Stock Split shall occur automatically without any further action by the holders of the shares of Common Stock, Class A Common Stock or Preferred Stock affected thereby. All rights, preferences and privileges of the Common Stock, the Class A Common Stock and the Preferred Stock shall be appropriately adjusted to reflect the Reverse Stock Split in accordance with this Amended and Restated Certificate of Incorporation.”

[Signature Page Follows]

IN WITNESS WHEREOF, this Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Corporation has been executed this 9th day of July, 2024.

By:	/s/ Joern Aldag
Name: Joern Aldag
Title: Chief Executive Officer